SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934

                           (Amendment No. )*


                            Defiance, Inc.
----------------------------------------------------------------------
                           (Name of Issuer)


                                Common
----------------------------------------------------------------------
                    (Title of Class of Securities)


                               24466210
                               --------
                            (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 4 pages

------------------------------
CUSIP NO.  24466210
------------------------------
------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

         First Manhattan Co.                         13-1957714
------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------------------------
                      5.       SOLE VOTING POWER
  NUMBER OF                    34,500
   SHARES             --------------------------------------------------------
BENEFICIALLY          6.       SHARED VOTING POWER
  OWNED BY                     359,275
   EACH               --------------------------------------------------------
 REPORTING            7.       SOLE DISPOSITIVE POWER
   PERSON                      33,000
    WITH              --------------------------------------------------------
                      8.       SHARED DISPOSITIVE POWER
                               376,825
------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    411,325*
------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    6.4%
------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         BD, IA, PN
------------------------------------------------------------------------------


--------
* Includes 4,500 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 3,000 of such shares and beneficial ownership as to 1,500 of such shares.


                                Page 2 of 4 pages


Item 1(a)         Name of Issuer:                                               Defiance, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:              1111 Chester Avenue
                                                                                Cleveland, OH 44114

Item 2(a)         Name of Person Filing:                                        First Manhattan Co.

Item 2(b)         Address of Principal Business                                 437 Madison Avenue
                  Office:                                                       New York, NY  10022

Item 2(c)         Citizenship:                                                  U.S.A.

Item 2(d)         Title of Class of Securities:                                 Common

Item 2(e)         CUSIP Number:                                                 24466210

Item 3            Check whether the person filing is a:

         (a)       x   Broker or Dealer registered under Section 15 of
                       the Act

         (b) -     (d)                                                          Not applicable.

         (e)       x   Investment Adviser registered under Section 203
                       of the Investment Advisers Act of 1940

         (f) -     (h)                                                          Not applicable.

Item 4(a)         Amount Beneficially Owned:                                    411,325*

Item 4(b)         Percent of Class:                                             6.4%

Item 4(c)         Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote                      34,500

         (ii)     shared power to vote or to direct the vote                    359,275

         (iii)    sole power to dispose or to direct the                        33,000
                  disposition of

         (iv)     shared power to dispose or to direct the disposition of       376,825

Item 5            Ownership of Five Percent or Less of Class                    Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of              Not applicable.
                  Another Person

Item 7            Identification and Classification of the Subsidiary           Not applicable.
                  Which Acquired the Security Being Reported on by
                  the Parent Holding Company

Item 8            Identification and Classification of Members of the           Not applicable.
                  Group

Item 9            Notice of Dissolution of Group                                Not applicable.

--------

*    Includes 4,500 shares owned by family members of General Partners of First
     Manhattan Co. which are being reported for informational purposes. First
     Manhattan Co. disclaims dispositive power as to 3,000 of such shares and beneficial ownership as to 1,500 of such shares.


                                Page 3 of 4 pages







Item 10        Certification.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 30, 1997
---------------------------------------
Date



/s/ Neal K. Stearns
---------------------------------------
Signature



Neal K. Stearns, General Partner
---------------------------------------
Name/Title


                                Page 4 of 4 pages


